SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For: March 31, 2015

BONSO ELECTRONICS

INTERNATIONAL INC.

(Translation of Registrant’s name into English)

Room 1404, 14F

Cheuk Nang Centre

9 Hillwood Road, Tsimshatsui, Hong Kong

(Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X	Form 40-F

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No X

Item 8.01. Other Events.

On March 31, 2015, Bonso Electronics International Inc. (“Bonso”), issued a press release announcing the results of its Annual General Meeting of Shareholders (“AGM”) held on March 20, 2015, in Shenzhen, China.

A copy of the press release is attached to this Current Report on Form 6-K as Exhibit 99.1.

As provided in General Instruction B of SEC Form 6-K, such information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and it shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or under the Exchange Act, whether made before or after the date hereof, except as expressly set forth by specific reference in such filing to this Current Report on Form 6-K.

Item 9.01. Financial Statements and Exhibits.

  (d)           Exhibits:

No.	Description
99.1	Press Release dated March 31, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONSO ELECTRONICS INTERNATIONAL, INC.
(Registrant)

Date: March 31, 2015	By: /s/ Henry F. Schlueter
Henry F. Schlueter, Assistant Secretary

EXHIBIT INDEX

No.	Description
99.1	Press Release dated March 31, 2015

Exhibit 99.1

Bonso Electronics Announces Annual General Meeting Results

HONG KONG, March 31, 2015 (Globe Newswire) -- Bonso Electronics International, Inc. (NASDAQ: BNSO) today announced the results of the Company’s Annual General Meeting of Shareholders (the “AGM”) held on March 20, 2015, in Shenzhen, China.

At the AGM, the shareholders approved and ratified (i) the appointment of Mr. Anthony So, Mr. Andrew So, Mr. Albert So, Mr. Kim Wah Chung, Mr. Woo Ping Fok, and Mr. Henry F. Schlueter as members of the Board of Directors to serve for the ensuing year; (ii) the appointment of Moore Stephens CPA Limited, (formerly known as Moore Stephens) as Bonso’s independent registered public accounting firm for the fiscal year ending March 31, 2015, and (iii) an amendment to the 2004 Stock Option Plan to increase the number of shares reserved for issuance from 600,000 to 850,000.

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments, and health care products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at http://www.bonso.com.

This news release includes forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases as ``should,'' ``intends,'' ``is subject to,'' ``expects,'' ``will,'' ``continue,'' ``anticipate,'' ``estimated,'' ``projected,'' ``may,'' `` I or we believe,'' ``future prospects,'' or similar expressions. Forward-looking statements made in this press release, which relate to the demand for our products, among other things, involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update “forward-looking” statements.

For more information please contact:

Albert So

Chief Financial Officer and Secretary

Tel: 852 2605 5822

Fax: 852 2691 1724

SOURCE Bonso Electronics

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